                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                               (AMENDMENT NO. 1)
                               (FINAL AMENDMENT)
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             LIBERATE TECHNOLOGIES
                       (Name of Subject Company (Issuer))

                             LIBERATE TECHNOLOGIES
                       (Name of Filing Person (Offeror))

         Options Under Liberate Technologies 1999 Equity Incentive Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
                         (Title of Class of Securities)

                                  530129 10 5
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                              MITCHELL E. KERTZMAN
                            CHIEF EXECUTIVE OFFICER
                             LIBERATE TECHNOLOGIES
                               2 CIRCLE STAR WAY
                          SAN CARLOS, CALIFORNIA 94070
                                 (650) 701-4000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    COPY TO:
                              BROOKS STOUGH, ESQ.
         GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
                             155 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 321-2400

                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
             ----------------------                            --------------------
                  $34,582,182                                       $6,916.44**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,698,666 shares of common stock of Liberate Technologies having a weighted average exercise price of $34.7214 as of March 22, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**  Previously paid.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            Not applicable.
Form or Registration No.:          Not applicable.
Filing party:                      Not applicable.
Date filed:                        Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / / third party tender offer subject to Rule 14d-1.
    /X/ issuer tender offer subject to Rule 13e-4.
    / / going-private transaction subject to Rule 13e-3.
    / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. /X/

    This Amendment No. 1 and Final Amendment to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on March 23, 2001, relating to the offer by Liberate Technologies, a Delaware corporation (the "Company"), to exchange all options ("Options") outstanding under the Liberate Technologies 1999 Equity Incentive Plan (the "Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange, dated March 23, 2001 (the "Offer to Exchange"), and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, the "Offer").



ITEM 4. TERMS OF THE TRANSACTION.

    Item 4 is hereby amended and supplemented as follows:

    The Offer expired on May 4, 2001 and the Company has accepted for exchange pursuant to the Offer, Options to purchase an aggregate of 2,383,898 shares of Common Stock. Subject to the terms and conditions of the Offer, the Company will grant New Options to purchase an aggregate of 2,383,898 shares of Common Stock in exchange for the Options accepted for exchange.


Section 17 ("Miscellaneous") of the Offer to Exchange is hereby supplemented as follows:

    Forward-looking statements made in connection with this Offer do not fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

ITEM 12. EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(8) attached hereto:

    (a)(1)  Offer to Exchange, dated March 23, 2001.

      (2)  Form of Letter of Transmittal.*

      (3)  Liberate Technologies press release dated March 21, 2001.*

      (4) E-mail communication to Liberate Technologies Employees dated March 21, 2001.*

      (5) Form of E-mail Letter to Liberate Technologies Employees dated March 23, 2001.*

      (6) Liberate Technologies. Annual Report on Form 10-K for its fiscal year ended May 30, 2000, filed with the Securities and Exchange Commission on August 25, 2000 and incorporated herein by reference.

      (7) Liberate Technologies Quarterly Report on Form 10-Q for its fiscal quarter ended November 30, 2000, filed with the Securities and Exchange Commission on January 12, 2001 and incorporated herein by reference.

      (8)  Form of E-mail communication to Tendering Option Holders.

    (b)  Not applicable.

    (d)(1)  Liberate Technologies 1999 Equity Incentive Plan. Filed as
    Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 333-78781) and incorporated herein by reference.

      (2) Form of Option Agreement Pursuant to the Liberate Technologies 1999 Equity Incentive Plan.*

    (g)  Not applicable.

    (h)  Not applicable.

*   Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    (a)  Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                               Liberate Technologies

                                               /s/ MITCHELL E. KERTZMAN
                                               --------------------------------------------
                                               Mitchell E. Kertzman,
                                               CHIEF EXECUTIVE OFFICER

Date: May 10, 2001

                               INDEX TO EXHIBITS


       EXHIBIT
       NUMBER                                              DESCRIPTION
       -------                                             -----------
               (a)(1)   --         Offer to Exchange, dated March 23, 2001.*

               (a)(2)   --         Form of Letter of Transmittal.*

               (a)(3)   --         Liberate Technologies press release dated March 21, 2001.*

               (a)(4)   --         E-mail communication to Liberate Technologies Employees
                                   dated March 21, 2001.*

               (a)(5)   --         Form of E-mail Letter to Liberate Technologies Employees
                                   dated March 23, 2001.*

               (a)(6)   --         Liberate Technologies Annual Report on Form 10-K for its
                                   fiscal year ended May 30, 2000, filed with the Securities
                                   and Exchange Commission on August 25, 2000 and incorporated herein by reference.

               (a)(7)   --         Liberate Technologies Quarterly Report on Form 10-Q for its
                                   fiscal quarter ended November 30, 2000, filed with the
                                   Securities and Exchange Commission on January 12, 2001 and
                                   incorporated herein by reference.

               (a)(8)   --         Form of E-mail communication to Tendering Option Holders.

               (d)(1)   --         Liberate Technologies 1999 Equity Incentive Plan. Filed as
                                   Exhibit 10.5 to the Company's Registration Statement on
                                   Form S-1 (File No. 333-78781) and incorporated herein by
                                   reference.

               (d)(2)   --         Form of Option Agreement Pursuant to the Liberate
                                   Technologies 1999 Equity Incentive Plan.*

*      Previously filed.